TASER International, Inc.

17800 North 85th Street

Scottsdale, Arizona 85255

November 15, 2012

VIA EDGAR CORRESPONDENCE FILING

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	TASER International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 13, 2012
Form 10-Q for the Fiscal Quarter Ended June 30, 2012
Filed August 9, 2012
File No. 1-16391

Dear Mr. Cash,

On behalf of TASER International, Inc. (the “Company”, “we” or “our”), we are submitting this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Commission” and the “Staff”) by letter via e-mail dated October 12, 2012 (the “Comment Letter”) with respect to the filings referenced above. We have reviewed the questions in your Comment Letter and have provided the attached responses. For your convenience, we have repeated the text of your questions and followed each with our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Estimates, page 38

Standard Product Warranty Reserves, page 38

1.	We note the significant decline in warranty expense during the year ended December 31, 2011. Please revise future filings to provide a more detailed explanation of how you determine the amount of warranty expense you record each period, including the reasons for and impact of material changes in assumptions. Also, please revise future filings to more fully explain how you determine and when you record revenues and expenses related to extended warranty provisions during each period, including where those revenues are included in the product line disclosures in MD&A. Please provide us the disclosures you intend to include in future filings.

Response

The Company respectfully acknowledges the Staff’s comment and will revise its disclosure in future filings to expand its disclosures regarding warranty expense for its standard warranty as well as to add disclosures related to extended warranty provisions. We expanded our disclosure in our Quarterly

Report on Form 10-Q for the fiscal period ended September 30, 2012, filed on November 9, 2012, and expect to provide similar disclosure on a prospective basis in future filings, including discussion about warranty expense or utilization fluctuations when material. The September 30, 2012 disclosure was as follows:

“Product Warranties

We warrant our law enforcement ECDs from manufacturing defects on a limited basis for a period of one year after purchase and thereafter will replace any defective TASER unit for a fee. The AXON Tactical Computer, the Com Hub user interface, Synapse Evidence Transfer Manager (“ETM”), and Headcam are warranted for one year. Until September 1, 2012 the TASER C2 was warranted for a period of 90 days after purchase. As of September 1, 2012 the TASER C2 is warranted for a period of one year after purchase. Estimated costs for our standard warranty are charged to cost of products sold and services delivered, when revenue is recorded for the related product. We estimate future warranty costs based on historical data related to returns and warranty costs on a quarterly basis and apply this rate to current product sales. We have also historically increased our reserve amount if we become aware of a component failure that could result in larger than anticipated returns from our customers. The accrued warranty liability expense is reviewed quarterly to verify that it sufficiently reflects the remaining warranty obligations based on the anticipated expenditures over the balance of the warranty obligation period, and adjustments are made when actual warranty claim experience differs from estimates. As of September 30, 2012 and December 31, 2011, our reserve for warranty returns was approximately $0.4 million.

Revenue related to separately priced extended warranties is recorded as deferred income and subsequently recognized in net sales on a straight-line basis over the delivery period. Costs related to extended warranties are charged to cost of products sold and services delivered when incurred.”

In response to the Staff’s request to disclose where extended warranty revenues are included in the product line disclosures in MD&A, we advise the Staff that this revenue is included within “Other” for both the ECD segment and the Video segment. In total, extended warranty revenues were $0.9 million and $2.6 million for the quarter and year-to-date periods ending September 30, 2012. In the future, we will disclose this information in MD&A within the schedule of net sales by product line as a separate line item, when material.

Income Taxes, page 39

2.	We note the significant deferred tax assets recorded at each balance sheet date. Please revise future filings to provide a more detailed explanation of how you determined it is more likely than not that you will realize deferred tax assets. Please ensure your disclosures address each of the following, as appropriate:

•

To the extent that you are relying on future pre-tax income, please disclose the amount of pre-tax income you need to generate to realize your deferred tax assets. Please also include an explanation of the anticipated future trends included in your projections of future taxable income.

•

If you are relying on the reversal of existing deductible temporary differences to support the realizability of your deferred tax assets, please disclose that the deferred tax liabilities you are relying on are of the same character and will reverse in both the same period and jurisdiction as the temporary differences giving rise to the deferred tax assets.

•

If you are also relying on tax-planning strategies, please disclose the nature of your tax-planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to the tax-planning strategies.

Please provide us the disclosures you intend to include in future filings. Refer to ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance.

Response

The Company respectfully acknowledges the Staff’s comment and will revise its disclosure in future filings, to expand its disclosures regarding the realizability of our deferred tax assets. Further, we advise the Staff that management is not relying on tax-planning strategies to support the realization of the Company’s deferred tax assets.

Based on our results of operations and financial position as of and for the year ended December 31, 2011, we anticipate providing disclosure in future filings substantially as follows:

“Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carry forwards.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. Management must also assess whether uncertain tax positions as filed could result in the recognition of a liability for possible interest and penalties if any. We have completed research and development tax credit studies which identified approximately $6.8 million in tax credits for Federal, Arizona and California income tax purposes related to the 2003 through 2011 tax years, net of the federal benefit on the Arizona and California research and development tax credits. Management made the determination that it was more likely than not that the full benefit of the research and development tax credit would not be sustained on examination and accordingly, has established a liability for unrecognized tax benefits of $1.9 million as of December 31, 2011. Also included as part of the $2.0 million total liability for unrecognized tax benefits is a management estimate of $106,000 related to uncertain tax positions for certain state income tax liabilities. As of December 31, 2011, management does not expect the amount of the unrecognized tax benefit liability to increase or decrease significantly within the next 12 months. Should the unrecognized tax benefit of $2.0 million be recognized, the Company’s effective tax rate would be favorably impacted. Our estimates are based on the information available to us at the time we prepare the income tax provisions. Our income tax returns are subject to audit by federal, state, and local governments, generally years after the returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting or tax laws in the United States and overseas, or changes in other facts or circumstances. In addition, we recognize liabilities for potential United States tax contingencies based on our estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary, or if the recorded tax liability is less than our current assessment, we may be required to recognize an income tax benefit, or additional income tax expense, respectively, in our consolidated financial statements.

In preparing our consolidated financial statements, management assesses the likelihood that our deferred tax assets will be realized from future taxable income. In evaluating our ability to recover our deferred income tax assets, management considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis. A valuation allowance is established if we determine that it is more likely than not that some portion or all of the net deferred tax assets will not be realized.

Although management believes that its tax estimates are reasonable, the ultimate tax determination involves significant judgments that could become subject to audit by tax authorities in the ordinary course of business. As of December 31, 2011, the Company would need to generate approximately $55 million of pre-tax book income in order to realize the net deferred tax assets for which a benefit has been recorded. This estimate considers the reversal of approximately $9.3 million of gross deferred tax liabilities. Our federal net operating loss (“NOL”) carry forward, estimated to be approximately $9.0 million as of December 31, 2012, expires beginning in 2024. We also have deferred tax assets of $148,000 related to state NOLs which expire at various dates between 2014 and 2025. We anticipate future income to trend upward from our 2011 results, with pre-tax book income projected in 2012 and beyond. We expect the Company to generate sufficient pre-tax book income to realize its deferred tax assets.

Management believes that as of December 31, 2011, based on evaluation and projections of future sales and profitability, a valuation allowance of $1.4 million was necessary for the Arizona R&D credit carry forward as management concluded that it is not more likely than not that all of the R&D credit carry forward amount will be realized before it fully expires in 15 years. The deferred tax asset could be further reduced or the valuation allowance could be changed in the near-term if estimates of future taxable income during the carry forward period change.”

Exhibit 32

3.	It appears that your certification under Exhibit 32 refers to the year ended December 31, 2010. Please amend your 10-K to include an Exhibit 32 that refers to the period ended December 31, 2011. Please provide currently dated certifications with your amendment that refer to the Form 10-K/A.

Response

The Company respectfully acknowledges the Staff’s comment and concurrently herewith, we are filing an amendment to our Form 10-K including an amended Exhibit 32 that refers to the period ended December 31, 2011, as well as related pages.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Item 1. Financial Statements, page 3

Note 9. Commitments and Contingencies, page 15

4.	With a view towards expanded disclosure in future filings, please address the following:

•	Explain to us how you determined to accrue $3.3 million related to the Turner (NC) lawsuit during 2011;

•

In light of the judgment in the Turner (NC) lawsuit being reduced by $4.4 million, explain to us how you determined to reverse the amount you accrued by $2.2 million, resulting in a remaining accrual of $1.1 million, during 2012;

•

Explain to us if the insurance coverage limitations you discuss as result of the Turner (NC) judgment relate to claims that occurred or were filed in 2007, 2008 and/or 2010 (as disclosed in your 10-K);

•	Tell us your insurance coverage limits and the remaining amounts not yet disbursed for each year since 2007;

•

We note your disclosure of the number of lawsuits that are currently pending and the number of lawsuits that were dismissed or judgments rendered in your favor. Other than the Turner (NC) lawsuit, tell us the number of lawsuits that were settled and/or resulted in judgments against you during each of the last three years and current interim period;

•	Tell us the amount of any settlements and the amount of any defense costs paid by your insurers during each of the last three years and current interim period;

•	Tell us your expectations regarding your ability to continue to obtain insurance coverage and/or the potential impact on future premiums based on the Turner (NC) jury award; and

•

If you believe additional material losses are reasonably possible, state that fact, and disclose the amount or range of reasonably possible additional losses or explain why you are unable to provide such an estimate.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff of the following:

The Turner (NC) lawsuit was tried in July 2011 and resulted in a jury verdict of $10.0 million against the Company. As of December 31, 2011 the Company accrued $3.3 million related to the Turner case which was calculated by subtracting third party settlements of $0.6 million and remaining available insurance coverage of $6.3 million, from the $10.0 million jury verdict. Additionally, $0.2 million was accrued for legal and other associated fees incurred, but not yet paid. The above facts and circumstances resulted in an accrual of $3.3 million as of December 31, 2011.

During March 2012, the Federal District Court for the Western District of North Carolina granted the Company’s motion for remittitur and ordered the reduction of the original jury award from $10.0 million to approximately $4.4 million, after offsets. On April 20, 2012, the court issued an order which adjusted the award to $5.5 million and on May 4, 2012, the court issued another order which entered judgment in the amount of $5.5 million plus costs, for a total judgment of approximately $6.2 million. Additionally the award included interest of approximately $1.1 million for a total award of $7.4 million. The Company also accrued $0.1 million of legal and other associated fees incurred, but not yet paid by the Company. Subtracting third party settlements, including interest calculated thereon, of $0.8 million and the then available insurance coverage of $5.6 million from the jury verdict and cost accrual, resulted in the net accrual of $1.1 million as of June 30, 2012.

The Turner (NC) judgment relates to a claim made in the policy period beginning December 1, 2007 and ending December 15, 2008.

We maintain product liability insurance coverage with varying limits and deductibles. Our product liability insurance coverage, during the periods that have active cases, ranged from $5.0 million to $12.0 million in coverage limits, with $0.1 million to $1.0 million per incident in deductibles. For the

2008 insurance policy year, our product liability insurance coverage was $10.0 million and as noted above, in the Turner (NC) case, the Company received an adverse $10.0 million jury verdict. After consideration of the reduction of the award as noted above and the remaining available insurance coverage, the Company’s uninsured exposure related to this case is approximately $1.1 million. While the Company will explore every possible legal channel to have this verdict overturned, in the event the verdict stands, the Company’s insurance coverage for the 2008 insurance policy year will be exhausted. For any other claims relating to the 2008 insurance policy year, the Company will not have insurance coverage for defense costs or any other adverse judgments, should they arise. We are defending each of these lawsuits vigorously. Remaining insurance coverage is based on information received from the Company’s insurance provider. Information relative to the Company’s insurance coverage can be referenced in the following table which is as of September 30, 2012:

Policy Year	Policy Start Date	Policy End Date	Insurance Coverage (millions)	Deductible Amount (millions)	Defense Costs Covered	Remaining Insurance Coverage (millions)	Active Cases and Cases on Appeal
2004	12/01/03	12/01/04	$2.0	$0.1	N	$2.0	Glowczenski
2005	12/01/04	12/01/05	10.0	0.3	Y	7.0	Washington
2006	12/01/05	12/01/06	10.0	0.3	Y	4.0	Stough, Hollman
2007	12/01/06	12/01/07	10.0	0.3	Y	8.0	n/a
2008	12/01/07	12/15/08	10.0	0.5	Y	5.5	Salinas, Grable, Koon, Peppler, Rich, Turner
2009	12/15/08	12/15/09	10.0	1.0	N	10.0	Athetis, Kandt, Humphreys, Derbyshire
2010	12/15/09	12/15/10	10.0	1.0	N	10.0	Thompson, Jacobs, Kelley, Shymko, Doan, Piskura, Juran, Fahy
2011	12/15/10	12/15/11	10.0	1.0	N	10.0	Butler, Wilson, Sylvester, Nelson, Bachtel, Coto, Russell, Payne
Jan - Jun 2012	12/15/11	06/25/12	7.0	1.0	N	7.0	Ramsey, Duensing, Mitchell, Firman, Ricks
Jul - Dec 2012	06/25/12	12/15/12	12.0	1.0	N	12.0	Neill, Norman, Wingard

Because the Turner case has not been fully adjudicated, the amount of the remaining insurance coverage for the 2008 policy year is shown based on what has actually been paid out on cases in that policy year. However, if we are not successful in our appeal, the policy will be fully exhausted and as a result, we will no longer have any insurance coverage remaining for the other cases relating to that policy year.

It is the Company’s policy to not settle suspect injury or death cases, although the Company’s insurance company may settle such lawsuits over the Company’s objection. The Company vigorously defends lawsuits after it has determined that it is not at fault. Due to the confidentiality of our litigation strategy and the confidentiality agreements that are executed in the event of a settlement, the Company does not identify or comment on which specific lawsuits have been settled or the number or amounts of any settlements. Moreover, excluding the Turner case, expenses recognized by the Company related to judgments and settlements for product liability cases in each of the years ended December 31, 2011, 2010 and 2009 have been less than 1.5% of revenues and 3.0% of SG&A. If we enter into a material settlement or have a material judgment in the future, we will expand the disclosure relating to the amounts of such settlements.

The Company expects to have the ability to obtain future insurance coverage from our insurer and has received indications that our insurance will be renewed at rates near our current rates regardless of the eventual outcome of the Turner (NC) case.

The Company has concluded that potential liability for product litigation is not estimable or probable. Based on our record of successfully defending the Company against product liability claims and the current favorable trend, the Company also does not believe that additional material losses are reasonably possible. Although we do not expect the outcome in any pending individual case to be material, the outcome of any litigation is inherently uncertain and there can be no assurance that any expense, liability or damages that may ultimately result from the resolution of these matters will be covered by our insurance or will not be in excess of amounts provided by insurance coverage.

We further advise the Staff that we enhanced our disclosure on Form 10-Q for the fiscal period ended September 30, 2012, filed on November 9, 2012 to include substantive portions of the information presented above, and expect to provide similar disclosure on a prospective basis in future filings.

As requested by the Staff, the Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses, you may contact me at (480) 905-2002.

Sincerely,

/s/ Daniel M. Behrendt
Daniel M. Behrendt
Chief Financial Officer
TASER International, Inc.

cc:    Jeffrey E. Beck, Snell & Wilmer L.L.P.